UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☐	Form C: Offering Statement
☐	Form C-U: Progress Update
☒	Form C/A: Amendment to Offering Statement
	☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐	Form C-AR: Annual Report
☐	Form C-AR/A: Amendment to Annual Report
☐	Form C-TR: Termination of Reporting

Name of Issuer:

Tech Chain Software Inc.

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 10, 2021

Physical Address of Issuer:

13501 Katy Fwy, Suite 1425, Houston, TX 77079

Website of Issuer:

www.resqtrx.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Netshares Financial Services, LLC

CIK number of intermediary:

0001805615

SEC file number of intermediary:

008-70502

CRD number, if applicable, of intermediary:

307532

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Uncertificated Shares of Common Stock

Target number of securities to be offered:

270,000 shares of Common Stock

Price (or method for determining price):

$1.20 per Share

Target offering amount:

$324,000

Minimum Investment Amount:

$200

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

Discretion between the Investor and the Intermediary

Maximum offering amount (if different from target offering amount):

$3,000,000

Maximum number of securities to be offered:

2,500,000

Deadline to reach the target offering amount:

June 27, 2023

Disbursement from Escrow After Reaching the Target Offering Amount: Seven (7) days or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$514,198.96	$37,686
Cash & Cash Equivalents	$17,779.46	$20,686
Accounts Receivable	$21,500.00	$0.00
Short-term Debt	$113,849.51	$7,606
Long-term Debt	$722,600.00	$37,500
Revenues/Sales	$4,839.90	$0.00
Cost of Goods Sold	$37,081.03	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$335,516.55	-$7,620

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tech Chain Software Inc.

By



_____
(Signature)

Telha Ghanchi
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Telha Ghanchi
Chief Executive Officer

12/30/2022
_____
(Date)

TABLE OF CONTENTS

December 30, 2022

Tech Chain Software Inc.

DBA RESQ TRX

FORM C
Up to $3,000,000 Shares of Common Stock



$1.20 per Share

Tech Chain Software Inc d/b/a RESQ TRX. ("Tech Chain," "RESQ TRX", the "Company," "we," "us," or "our"), is offering a minimum amount of $324,000 (the "Target Offering Amount") and up to a maximum amount of $3,000,000 (the "Maximum Offering Amount") of Common Stock, 2,500,000 Shares at $1.20 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by June 27, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Netshares Financial Services, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: Tech Chain Software Inc. d/b/a RESQ TRX

ELIGIBILITY

2.   **Tech Chain Software Inc.** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.investinresqtrucks.com
The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Telha Ghanchi	Chief Executive Officer, Tech Chain Software Inc.	Strategy, Operations, Business Development, Marketing	December 10, 2021 - present
	Director, Tech Chain Software Inc.	Business Growth and Development	December 10, 2021 - present
	President (Current Board Member), Prime Express/ Anam Logistics	Corporate Strategy, Operations, Finance, M&A	September 2020 - present
	Principal Consultant, Stonebridge Consulting	Enterprise and Strategy Consulting, Financial Reporting, Business Intelligence Architecture, and Business Development	July 2013 - August 2020
Timothy Schmitt	Chief Financial Officer, Tech Chain Software Inc.	Strategy, Operations, Business Development, Marketing	December 10, 2021 - present
	Director, Tech Chain Software Inc.	Business Growth and Development	December 10, 2021 - present
	Western Hemisphere Controller, Noble Corp.	Accounting, Finance, M&A	January 2020 - October 2021
	Operations Project Controller, Pacific Drilling	Construction Project accounting, Operations, Accounting, FP&A	March 2011 - January 2019
Mery Ramirez	Chief Technology Officer, Tech Chain Software Inc.	Strategy, Business Development, Marketing, Sales, Product Development	December 10, 2021 - present
	Principal Consultant, Stonebridge Consulting	Software solution architecture, proposal writing and estimation, software development, product management and roadmap	May 2012 - June 2021
William Cummings	Chief Revenue Officer, Tech Chain Software Inc.	Strategy, Business Development, Marketing, Sales, Product Development	June 1, 2022 - present
	Vice President, Stonebridge Consulting	Enterprise and Strategy Consulting, Financial Reporting, Business Intelligence Architecture, and Business Development	July 2010-April 2022

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Shahzad Malik	Vice President Ops, Tech Chain Software inc.	Business Operations, Vendor Management, Customer Relationship Management, HR	December 10, 2021- present
	Solutions Architect, Phynd Technologies	Operational Management, Client Success management, Project Management, Data Management, Data Analytics, Vendor Relations	August 2020 - January 2022
	Database Administrator, McKesson Corp	Data management, Information Architecture, Supply Chain Logistics, ERP Development and Support	March 2013 - August 2020
Jack Highberger	Vice President of Strategy and Business Development, Tech Chain inc.	Sales, Marketing, Digital and Growth Strategies	March 2022 - Present
	Product Line Manager, Sales & Marketing Manager, Gulf Electroquip	Market Expansion, Product Development, Marketing and Strategy	2018 - January 2020
R. Christopher Mooney	Director, Tech Chain Software Inc.	Business Growth and Development	April 2022 - present
	Vice President Real Estate, Crown Castle	Portfolio management, M&A, Investment Committee, operations	January 2000- April 2022

BIOGRAPHICAL INFORMATION



Telha Ghanchi, CEO

Telha Ghanchi, a father of 2, has been a serial entrepreneur since he was a teenager. Being an immigrant he did not have the resources or the right network when he moved to the U.S. in 2003. Despite of the challenges, he had big dreams and always wanted to be an entrepreneur. He started his first business selling laptops on eBay at age of 17 from his parents' living room. He grew up watching his father struggle and build a successful business through sheer hard work and grit. Telha has 1 younger brother with whom he holds several ventures together.

Telha completed his bachelors in BSc Information Systems in 2010 from the University of Houston. Upon graduation, Telha worked for a startup in the oil and gas industry climbing his way to Director of Business Intelligence within a short time span. He then took over a Senior

Consultant role at a exploration and production (E&P) focused consulting firm and moved up the ranks to an Extended Leadership / Principal Consultant role, shortly after joining the company. Telha spent a the next 7 years of his career in consulting, then started his Executive MBA at Rice Business in 2019. It was at Rice Business where he got the knowledge and network to execute on his long term dream of starting his own startup. His network from Rice Business gave him the vision and the motivation to go above and beyond of what he knew about business.

Telha joined the Valhalla Investment Group at the beginning of 2020, a Rice Business Executive MBA Alumni angel investment group founded in 2012. This is where he got the most exposure to startups, angel investment, and venture capital. Telha helped build the network extensively, along with helping the group raise more awareness within the Rice community. Telha's efforts helped grow the community, during COVID, to 10X. During this time he also left his corporate job in last quarter of 2020 to pursue his entrepreneurship dream.

Telha and his brother acquired a logistics company in October of 2020. His brother had already been running a logistics company since 2013, he had all the operational experience needed, but Telha brought the business acumen for growth. Telha and his brother grew the companies' revenues to 6X in the span of 6 months. During that time, he also took over as Managing Director for Valhalla Investment Group. He completed his Executive MBA at Rice in 2021 and went on to pursue his new venture, Tech Chain Software Inc - ResQ TRX. The company was born out of the necessity and the first hand pain from growing his own logistics businesses. Telha's vision is to revolutionize the logistics and logistics service industry through innovation by building collaboration in this disparate and fragmented industry.



Mery Ramirez, CTO

Mery Ramirez has over 12 years of experience in solution architecture, software development, staging and supporting technical environments. She has led efforts in all phases of the software development cycle, from translating business needs into technical requirements, designing solution architectures, deployment, testing and support.

Mery has a Business Administration in Management Information System degree from the University of Texas at Austin. Her education at UT Austin laid the foundation for living and breathing technology as a balance of meeting business objectives and cost. Besides her education, her business acumen has been nurtured from an early age, growing up as a daughter of immigrant small business owners. One of her most prominent memories growing up is learning how to run a small business from the ground up by thinking on the spot and putting customers at the forefront.

Prior to cofounding RESQ TRX, Mery was a software principal architect for the energy industry. Her role focused on designing and developing solutions that would streamline business processes, and ultimately create real business value and save her clients money. Over the years she led development initiatives from ideation to maintenance, with some returning clients requesting her expertise for as long as 5 years. She has also often led discussions with client stakeholders during planning and sales discussions as a subject matter expert.

As CTO of RESQ TRX, she has led the development and product management efforts of the RESQ TRX mobile apps published in both the Apple and Google Play stores. She oversees leading the planning an execution of the product roadmap based on market feedback and overseeing the scalability of the platform. As a founding member, she participates in, and leads investment pitches and discussions. She also handles the vendor and software agreements and operational budgeting.

Mery is passionate about the technology, but most importantly she is in awe of the key role of trucking and logistics in the overall supply chain. As an Asian American woman, she is excited to drive diversity and change across the industry



Tim Schmitt, CFO

Tom Schmitt is CFO of the company since its founding in December of 2021. Mr. Schmitt has over 20 years of experience in accounting and finance in insurance and oil field service industries.

He previously served as Western Hemisphere Controller for Nobel Corporation overseeing the accounting and FP&A for operations in Canada, America, and South America. His career with Noble and its legacy companies over 10 years had him escalating positions in Korea, Singapore, and South Africa. He spent the early part of his career in insurance as an internal auditor for AIG.

Mr. Schmitt received his bachelor's in accounting from The University of Houston and earned a Master of Business Administration from Rice University.



Shahzad Malik, VP of Operations

Shahzad Malik is a futuristic innovative leader with 14+ years of experience in various industries like IT services, Oil & Gas, Healthcare, and Logistics. He graduated as an MIS major from the University of Texas at San Antonio with the purpose of solving business problems with pioneering IT solutions and operations. He has stood true to his purpose and has used his out-of-box thinking by automating processes where needed, creating products and services from beginning to fruition and generating fluid timelines on projects which would mutually benefit the client and stakeholder.

Shahzad knew the struggles he had ahead of him when he landed in US as a teenager. He persevered and put himself through college to make his ideas a reality. He now has many feathers under his hat by being a Certified Cloud Solutions Architect and working on complex ETL systems; Certified Project Management Professional with leading products and services for customers; creating and primarily managing a website by aggregating all US departmental store products under one platform. He has built private clouds for his previous employers, which some started as a POC and ended up hosting 1600 targets and supporting 4000+ users with an allocated budget of 40 million. He has worked as a key resource in client acquisition, on-boarding, project management, solution development, and delivery.

Shahzad, while thinking of modern technology and automating operations he is still grounded as he started from square one as technical support in the industry. He then moved on to technical resources, working on data availability, quality, governance, and security withholding roles of Lead Business Information Architect, Senior Cloud Architect, Infrastructure Data Engineer and now as VP Operations of RESQ TRX.

As VP of Operations of ResQ TRX, he is focused on setting objectives and strategies for the IT department, selecting and implementing suitable technology to streamline all internal operations and help optimize their strategic benefits, designing and customizing technological systems and platforms to improve customer experience, monitor changes or advancements in technology to discover ways the company can gain competitive advantage. Analyzes the costs, value, and risks of information technology to advise management and propose actions.

Shahzad is an entrepreneur at heart -always working towards finding ways to improve processes through automation and operations. He strives for excellence and is ready to take on new challenges which help businesses succeed.



William (BJ) Cummings, CRO

William Cummings is a future oriented, entrepreneurial leader who has 20+ years growing business, leading teams, and adding real business value through technology. He was born on a farm in Oklahoma in 1980, where he learned a strong work ethic cleaning stalls and hauling hay. This work ethic has propelled him throughout his career to build strong teams, learn and incorporate technologies, and successfully drive two companies to exit events. Excelling at academics and sports, he was a three-sport athlete in high school and played a year of football at Trinity University before suffering an injury. He finished his degree at the University of Central Oklahoma, where he was on the President's honor roll and won the award for outstanding information systems and operations management student. His early childhood and fondness for sports provided a strong drive and work ethic provided a strong foundation throughout his career.

Early in in his career he served on hands on development, database administration, architecture and business intelligence roles while also founding and starting his first technology company. He made his first jump into entrepreneurship when he bootstrapped his first company to build strength and conditioning software for universities and high schools. Throughout the journey, he learned many valuable lessons which ultimately led him to an exit event.

After exiting his first company, he went into consulting and expanded his skillset beyond technology to project management, engagement lead and executive roles where he commercialized industry leading data management SAAS solution for the energy vertical resulting in his second exit event. As an executive, he was responsible for developing and growing his team, marketing, sales, and delivery. Through direct sales and partner channels he grew a new business unit and recurring revenue stream from the ground up.

The second exit provided him the perfect opportunity to jump back into business building mode and help create impact in a key area of the supply chain at TRX. As the Chief Revenue Officer at TRX, he is responsible for setting metrics and goals to drive revenue through partnership and its users. His unique background including architecture, revenue generation, team building, and partnerships will establish TRX as a key service connector for the logistics industry.



Jack Highberger, VP of Strategy

Jack Highberger is a multilingual professional leveraging 20 years' experience leading teams to drive strategic vision and encourage diverse perspectives. He combines a technical affinity with strong interpersonal communication skills critical to organizational growth and innovation that result in big ideas and actionable insights to fuel top line growth and maximize bottom line returns.

He earned his bachelor's degree at UT Austin and his MBA at Rice University, where he focused on the digital marketing, data analytics, and growth strategies that could be brought to bear in the tech ecosystems and startup projects that most interested him. This, coupled with his tenure in the energy, maritime, and electro-mechanical industries provide the sales and marketing background necessary to lay the groundwork for initial traction and long-term growth.

To help drive his strategic vision and marshal team cohesive, Jack is very proud of his years as a high school teacher before his transition to the business world. Teaching and coaching brought valuable skills to his early corporate years training departments and rolling out new technology, which now inform his efforts to build a thriving network for truck drivers and service providers on the TRX platform. The most serendipitous aspect of his work at TRX is his grandfather's years working for International Harvester in his native Iowa, the truck division of which is known today as Navistar International. There may be more Freightliner and Peterbilt out on America's roads, but Jack doesn't mind admitting a certain international bias.

ANTICIPATED BUSINESS PLAN

BUSINESS MODEL

Tech Chain Software Inc., doing business as RESQ TRX, ("Tech Chain", "RESQ TRX", the "Company", "we", "us", or "our") designed a platform that connects logistics companies with logistics service companies and produces a transaction. The transactions usually will occur between a logistics company and a company providing service to that logistics company ("Both Sides"). RESQ TRX will act as the middle party to provide communication and financial transaction services. RESQ TRX'S platform consists of two mobile applications for Both Sides and a webapp for the Company's back office to use for administration and monitoring. The market served consists of Class 8 trucks from the logistics side and repair services, truck wash, and other related service providers for commercial trucks from the services side.

The Company operates in the logistics and supply chain industry. It was created to reduce delays in the supply chain and streamline how truck drivers get access to service. By reducing friction in the repair process, it reduces downtime and increases profits for mechanics and drivers. The vision of RESQ TRX is to leverage technology innovation to elevate logistics businesses and service providers within our community. Our mission is strengthen the supply chain by reducing downtime and helping the logistics industry scale through our platform. RESQ TRX provides all the benefits of a large fleet nationally for maintenance and repair needs but at a fraction of the cost.

RESQ TRX collects revenue from these streams:
1.   Transactions
2.   Subscription
3.   Partner referral revenue

Repercussion of unplanned downtime
•   Loss of revenue
•   Higher credit risk
•   Customer attrition
•   Higher repair cost up to 4x
•   over the road
•   Supply chain delays

PRODUCT DESCRIPTION
The RESQ TRX mobile applications create a marketplace between logistics and service companies. Truck drivers can easily submit a request for repair and track the entire lifecycle of the service ticket.

Our platform:
• Simplifies the repair process
• Shortens the overall time to repair
• Reduces delays in deliveries and overall supply chain
• Brings transparency to repair rates and charges

HOW WE PLAN TO SOLVE THESE ISSUES?

MARKET MODEL
Tech Chain was launched in December 20221 with a phased approach to the existing marketplace.

- **Revenue Model**
  - Drivers can search and access to over 30,000 repair facilities in the US
  - Transaction and processing fee of 8% for each repair
  - Non subscribed users pay $250 per transaction plus processing fees
- **Accelerate Revenue and Market Share Through Partnerships**
  - Profit-sharing with invoice factoring banking partners (Contract in place)
  - Partner revenue sharing model to accelerate revenue generation
  - Target partners for technology, insurance, factoring, and dispatch
- **Next Phase**
  - Lending for repairs to continue delivering on our core value to reduce delays by getting truckers up and running faster
  - Advertising



Monthly subscription per truck	Transaction fees per repair	$2.2m ARR

By end of 2023

Multiple avenues of revenue after market infiltration

TRANSACTIONS

RESQ TRX charges 8% to both parties with no subscription.

PARTNER REFERRAL REVENUE

RESQ TRX has engaged in strategic partnerships with other industry service providers. These companies share a fee and/or a percentage of their revenue as referral fee with RESQ TRX. The actual amount differs based on the size of the customer.

GROWTH

Company's growth plan includes acquiring logistics customers through marketing and sales. Primarily through trade shows, channel partnerships, and social media marketing.

OBJECTIVES ACHIEVED

- Won Code Launch People's choice March 2022
- Secured SAFE funding through local investors to begin development.
- Got overwhelming support for the product from the trucking industry
  - in Kentucky Trucking show
  - in Texas Trucking show
- Completed first phase of development and launched App June 30th 2022 for both drivers and service companies.
- Signed our first contract with partner referral revenue in August 2022
- Signed contract with two banks to offer invoice factoring for our logistics customers
- Signed partnership contract with GPS telematics company for reseller and started negotiating data sharing contract.
- App download and set up for mechanic shops and trucking companies
- Got selected to Y-Combinator first interview
- Became portfolio company for Capital Factory in Austin, TX
- Registered with Plug and Play and pitched at the Texas universities startups showcase

COMPETITION
Value Proposition

ResQ TRX is a network that connects truck drivers with repair services to reduce downtime, increase transparency and simplify the repair and approval process.

Our platform:

- Simplifies the repair process
- Shortens the overall time to repair

- Reduces delays in deliveries and overall supply chain
- Brings transparency to repair rates and charges

Key problem we are solving:
- Reduce inefficiencies and control the increasing cost of emergency/OTR repairs.
- Reduce repair turnaround time by providing multiple options quickly and effortlessly.
- Create additional revenue opportunities for mechanic shops without sales and marketing expenses.
- Help smaller trucking companies scale by outsourcing unplanned downtime management.
- Provide access to resources on demand and just in time for trucking companies.
- Provide a seamless transaction experience by facilitating payments between the 2 parties.
- Reduced risk of transaction trust between the two parties.

Target Market
ResQ TRX's target market is comprised of small to medium fleets, which encompasses about 50% of the total market of tractor trailers in the US.


GO TO MARKET TARGET
Small to Medium (1 to 100)
2,461,952
Large (101 to 2,000)
1,236,217
Very Large (2,001 to 5,000)
278,517
Mega (5,001 +)
689,461
Target Small to Medium Fleets
• Over 50% of total market
• Underserved, fragmented market
• Large providers are not focused on this market
• On road repair is typically 4x the cost of in shop
• ~ $542 per on road repair
• Breakdown rate is over 2 per year

Current Market

The current market for roadside/mobile repair services for commercial trucks is made up of the following key offerings:

- Full-service repair providers
- Listing services
- Full-Service Repair Providers
  Listing Services

	Full-Service Repair Providers	Listing Services
Description	Full-service providers are those that offer an end-to-end service, that includes finding mechanics, to handling payment processing, tracking and status updates.	Listing providers are those who offer a directory of mechanics and other service providers, typically free of charge for truck drivers and logistic fleets.
Revenue Model	Typically, a subscription fee or a transaction fee on top of the repair cost.	Typically, advertising and sponsorships, along with listing fees from vendors that wish to have higher rankings in search results.
Free to use for truck drivers and logistics fleets?	Typically, yes	Typically, yes
Free to use for mechanics and other service providers?	Typically, yes	Typically, yes, with the exception of additional fees for higher visibility in search results
Mobile app		
Company Maturity	Most of these full-service repair providers are incumbents that have been established in the last five years. However, there are some that have been established longer.	Most of these listing services have been in the market for a few years. This is the most established and traditional option for finding roadside repairs, besides using search engines such as Google, and other listings such as Facebook and Yelp.
Own assets?	Most of these full-service repair providers are set up as marketplaces, and act as intermediaries between the service provider and the truck drivers/logistics fleets. Although, there is a sub-segment of it that owns their own repair assets and have repair personnel on staff.	Listing services act purely as a database for searches and typically do not own repair assets or have repair personnel on staff.
National coverage	Regional and national	Regional and national
Financing services	Some financing is offered depending on the company.	Most do not offer financing, with some exceptions.
Direct or indirect competitor	Direct	Indirect
Mobile / Web	Mobile and Web	Mobile and Web

Current Competitors

See "EXHIBIT E: COMPETITORS MATRIX"

Competitive Advantage

The current methods to find repairs today are still heavily manual, ResQ TRX's competitive advantage is its ability to streamline and simplify the repair process as a whole, while also creating opportunities for repair providers to enter the market, expanding the options for truck drivers and logistics fleets.

Reasons to choose ResQ TRX over competitors:

Logistic companies

- Best in class customer service
- Competitive rates
- Saves time and money by reducing downtime
- Reduce risk and stress on drivers
- Simplifies the repair process
- Overnight customer support
- Focused serving small to medium sized businesses

Service Providers

- Best in class customer service
- New opportunities for revenue
- Minimize truck driver and shop communication and misunderstanding
- Provides data to scale for a region
- Focused serving small to medium sized businesses

BONUS SHARE PROGRAM

Bonus Shares issued pursuant to time of investment:
Certain Investors will be eligible to receive additional Shares of Common Stock ("Bonus Shares") depending upon the time of investment by such Investors. The number of Bonus Shares Issued is equal to the bonus percentage (described below) multiplied by the investment amount.

The Company will not absorb the cost of the issuance of the Bonus Shares. To the extent any are issued, it will not reduce the Proceeds that the Company receives; however, the effective cost per Share for Investors receiving Bonus Shares will be reduced in accordance with the table below. The Company will issue the Bonus Shares from its authorized Shares.

The following table describes the ratio of Bonus Shares due to an Investor based on the timing of the initial investment:

Time of Investment	Bonus Amount
Hours 1-12 of the Offering going live	25% Bonus Shares
Hours 13-24 of the Offering going live	20% Bonus Shares
Hours 25-72 of the Offering going live	15% Bonus Shares
Days 4-7 after the Offering going live	10% Bonus Shares

For example, if an Investor invests $18,000 in sixteenth (16th) hour of the Offering going live, that Investor will receive 18,000 Shares - which is equal to $18,000 Investment amount or 15,000 shares plus 20% time based bonus or 3,000 shares.

Bonus Shares issued pursuant to amount of investment:
Certain Investors will be eligible to receive additional Bonus Shares depending upon the amount of investment by such Investors. The following table describes the ratio of Bonus Shares due to an Investor based on the amount of initial investment:

Amount of Investment	Bonus Amount
$20,000-$49,999 investment amount	5% Bonus Shares
$50,000-$99,999 investment amount	10% Bonus Shares
Over $100,000 investment amount	15% Bonus Shares

For example, if an Investor invests $30,000 in the Offering, that Investor will receive 26,250 Shares - which is equal to $30,000 Investment amount or 25,000 shares plus 5% bonus or 1,250 shares.

If the investors invest in amount based incentives and qualify for any time-bound incentives, this amount based offer will be combined, and the extra bonus shares will be offered based on the original investment.

For example, if an Investor invests $30,000 in sixteenth (16th) hour of the Offering going live, that Investor will receive 31,250 Shares - which is equal to $30,000 Investment amount or 25,000 shares plus 5% investment amount bonus and 20% time based bonus and or 1,250 investment bonus shares and 5,000 time based bonus shares.

The issuance of these Bonus Shares will have a maximum potential dilutive effect of 40% consisting of Bonus Shares issued pursuant to time of investment combined with amount of investment for a maximum of 40% (1,200,000 Bonus Shares) - meaning the Company is Offering a total of 4,200,000 Shares through this Offering through the first 12 hours of the Offering going live.

TOP INVESTOR
The top investor will receive an additional 15% of shares. The top investor will be determined after the crowdfunding campaign has ended. If they invest and qualify for any time-bound incentives, this offer will be combined, and the extra 15% will be offered based on the original investment.



TRX SERVICE PROVIDER
Available on the App Store
GET IT ON Google Play
Service Provider App
Get Service Request Notification
Provide Repair Service
Increase your Revenue
Request # 66
Service Ticket
Offer Submitted
Offer Accepted
Quote Updated
Work Approval
Service Providers
Download your app today!
Service Providers

TRX DRIVER
Available on the App Store
GET IT ON Google Play
TRX App
Truck Down?
Don't worry. We've got your back!
Open your TRX App for help!
Submit a Service Request
Tell us what's happening?
We'll send a Mechanic..
Get Back on the Road!
Repair complete
Payment made
Rate Mechanic
Active Ticket
Request # 18
Service Ticket
Offer Submitted
Offer Accepted
Quote Updated
Work Approval
Ticket Completed
Drivers & Logistic Companies
Download your app today!
Drivers

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks,

uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

We do not have long-term contracts with most of our customers, and therefore a lack of success in maintaining customer transaction volume will have adverse effects on revenue and financial results.

Our contracts with our online transaction customers typically allow the customer to book on demand without a contract beyond that shipment. Our continued success therefore depends significantly on our ability to meet or exceed our customers' expectations because most customers do not make long-term commitments to use our solutions. In addition, if our reputation in the transportation management industry is harmed or diminished for any reason, our platform customers have the ability to seek alternative transaction management solutions. We may also not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including the cost of our services compared to the cost of services offered by our competitors and reductions in our customers' transaction levels. If a significant number of customers seek to terminate their relationship with us, our business, results of operations and financial condition would be adversely affected in a short period of time.

Driver shortages throughout the industry could have a materially adverse effect on our profitability and the ability to maintain or grow our customers.

The truckload transportation industry is subject to a shortage of qualified driving associates. Such shortage is exacerbated during periods of economic expansion, in which there may be alternative employment opportunities, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment or for students who seek financial aid for driving school.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the

Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, two individuals beneficially own eighty two percent (82%) of outstanding voting Shares of the Company. These individual security holders may be able to exercise significant influence

over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These individual security holders may have Shares that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these individual security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.20 per interest by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $20,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $3,000,000 through the sale of up to 2,500,000 shares of Common Stock Shares, based on a pre-money valuation of $20,000,000. This funding will allow for:

- Handling customer volume and marketing needs
- Building better support to cater to our new partners
- Attending trucking shows and business conferences
- Continue product development efforts to enhance the customer experience

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Telha Ghanchi	Common Stock	7,010,000	58%	58%
Mery Ramirez	Common Stock	2,850,000	24%	24%

Securities Reserved for Issuance upon Exercise or Class of Security Conversion
Options: 2,223,541
Advisory Shares: 705,963
Warrants: None

Classes of Securities of the Company

Tech Chain Software Inc. d/b/a RESQ TRX ("Tech Chain," "RESQ TRX", the "Company," "we," "us," or "our"), is offering an amount of $324,000 (the "Target Offering Amount") and up to a maximum amount of $3,000,000 (the "Maximum Offering Amount") of 2,500,000[1] Shares at $1.20 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than June 27, 2023 (the "Offering Deadline"). The Company has 100,000,000 authorized Shares of Common Stock. As of the date of this Offering, 12,000,000 Shares of Common Stock were issued and outstanding in the Company.

The Company is offering 2,500,000 Shares of Common Stock at $1.20 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 17,500,000 Common Shares issued in the Company with the Shares sold through this Offering equaling 14.2868% ownership of issued Shares in the Company post offering. The Shares sold are Common Shares that have voting rights through a Company proxy, the CEO.

---

[1] The Company is offering Bonus Shares as part of the Offering. The amount of Shares issued and the price per Share stated in "Classes of Securities of the Company" is not inclusive of the Bonus Share Program. See "Bonus Share Program."

Tech Chain has an Eastman Investment and Employee Stock Ownership Plan (EIP). The Company has 2,223,541 authorized employee options. As of the date of this Offering, 1,290,000 non-vested grants were awarded.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
The rights for the security offered will be granted through proxy. The proxy will be through the CEO in this case. The shares given out are common stocks and will dilute precisely like the initial founders' existing common stocks.

Valuation
Our valuation is based on current transactions and future revenue growth. The valuation is also based on the current market size and average repair cost of $542 and charging a 15% transaction fee. Currently, it does not include any additional revenue that we are estimating based on advertising and any partnership-based revenue share opportunities. We are not including any subscription-based fees we plan to charge for larger clients in the future. Based on the chart below, we averaged the future revenue multiples for the next four years and came up with that valuation. Our initial few years of growth are based on our anticipation to multiply our current processes to gain customers and scale our marketing effort. In our opinion, our revenue growth is based on very conservative numbers, given the

		Number of Transactions	Projected Annual Gross Revenue	Revenue Multiple	Average valuation @ 10X
Current	Year 0	3	$1,626	$16,260	$6,000,000
Seed	Year 1	360	$195,120	$1,951,200	$20,487,600
Series A	Year 2	1,800	$975,600	$9,756,000	$26,666,400
	Year 3	5,400	$2,926,800	$17,560,800	$76,096,800
Series B	Year 4	16,200	$8,780,400	$52,682,400	$228,290,400
	Year 5	48,600	$26,341,200	$158,047,200	$684,871,200
Series C	Year 6	145,800	$79,023,600	$474,141,600	$1,106,330,400
	Year 7	437,400	$237,070,800	$1,422,424,800	$1,422,424,800
	Terminal Revenue	437,400	$237,070,800	$1,422,424,800	$1,422,424,800

market need for our service and size.
What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Additional Issuance
Any additional issuance after the crowdfunding is over will dilute all the common and preferred shares. After the existing convertible notes and safes convert, there will be a dilution, which is similar to how the founders' shares will dilute.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. There could be a related party transaction with Prime Express LLC, a logistics company that has provided the company with industry insights, valuable user information, and connections.

Conflicts of Interest

There are currently no interaction with any party or related party that has a direct conflict of interest with our company and its offerings.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Shares of Common Stock to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

Creditor	Amount Outstanding	Interest Rate	Amount Sold/Paid Off	Maturity Date
Loan - Jonathan Lindsey	$35,000.00	14%	$0	2/28/2023

Total Outstanding: $35,000.00 Total Sold: $0

PREVIOUS OFFERINGS OF SECURITIES

Security	Stakeholder	Issue date	Cash paid	Valuation Cap	Discount
SAFE-21	ARK Businesses LLC	9/6/2022	$10,000.00	6M	20%
SAFE-22	Scott Gale	9/6/2022	$5,000.00	6M	20%
SAFE-20	Daniel Keiser	8/25/2022	$10,000.00	6M	20%
SAFE-19	Saptarshi Dasgupta	5/20/2022	$10,000.00	6M	20%
SAFE-18	Lester Huang	5/5/2022	$10,000.00	6M	20%
SAFE-16	Wendy Fong	4/23/2022	$20,000.00	6M	30%
SAFE-17	Chris Miguel	4/23/2022	$50,000.00	6M	30%
SAFE-16	Rogelio Miguel	4/23/2022	$30,000.00	6M	30%
SAFE-15	Afropreneur Angel Syndicate Ltd	4/18/2022	$10,000.00	6M	20%
SAFE-14	Georgia Holder Haynes	4/18/2022	$10,000.00	6M	20%
SAFE-13	Muhammad A Tahir	4/7/2022	$65,000.00	6M	20%
SAFE-11	Punch Holdings, LLC	4/6/2022	$10,000.00	6M	20%
SAFE-12	Kaan Gunes	4/6/2022	$5,000.00	6M	20%
SAFE-10	Mehul Tamboli	4/4/2022	$10,000.00	6M	20%
SAFE-9	Stephen Hillier	3/15/2022	$50,000.00	6M	20%
CN-1	Seni Patel	3/11/2022	$50,000.00	6M	20%
SAFE-5	Bodark Energy	2/17/2022	$30,000.00	6M	20%
SAFE-7	Monte D Richardson	2/16/2022	$25,000.00	5M	30%
SAFE-3	Jonathan K Lindsey	2/3/2022	$100,000.00	5M	20%
SAFE-2	Christopher Mooney	1/21/2022	$50,000.00	6M	20%
SAFE-4	Ahmed Tahir	1/11/2022	$25,000.00	6M	30%
SAFE-6	Hannan Tabassum Holdings, LLC	1/6/2022	$100,000.00	6M	20%
SAFE-1	Icon REH	12/29/2021	$50,000.00	6M	30%

Securities Conversion - the Convertible Note and SAFEs convert into Preferred Shares. Preferred Shares are not being offered at present.

Convertible Note

The Convertible Note issued will automatically convert into shares of the equity securities sold by the Company in its next equity financing of at least $1,000,000, excluding amounts received on conversion of debt. The Notes will convert at a 20% discount to the next equity financing securities price per share, or such lesser price per share based on a $6,000,000 pre-money valuation cap (the "Cap Price").

SAFE
In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of its SAFE Agreements, the SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "Conversion Price") upon the occurrence of such Qualified Financing.

Does the issuer have an operating history? ☒ Yes ☐ No

MANAGEMENT DISCUSSION AND ANALYSIS

The issuer has extensive market knowledge because of his experience in this and other related industries. In addition to industry knowledge, the issuer is highly capable of capital financing and investor relations. The issuer has personal experience in investing and taking part in multiple startups.

Both the founders are well-versed in technology and current solutions giving them the edge to deliver a solution to the industry and build a valuable business.

The current proceeds will assist in scaling up the operations, target marketing, Debt Service, and sales. Proceeds from this offering will provide the company with a long enough runway to focus on addressing our operation and marketing. Our short-term paid marketing plan has shown promising and successful results. However, we must invest in our operations to cater to additional customer demand. We intend to use and deploy these funds in the next 12 months for the company's stability and growth.

We have engaged in talks with AI companies that will help us scale our operations. They will be conducting a proof of concept against our call logs to decipher multiple variations of accents and dialects spoken by our customer base. With the funding and increase in customer calls and interactions, we will have a significant enough dataset to train models to pick up the correct information to help our customers handle stressful situations.

This campaign will also play an essential role in customer awareness and acquisition. We plan to reach out to our customer base and provide incentives to increase our conversion rate. We plan to be a strong force for the logistics and service companies for the evolving technologies of the future. Current infrastructure and industry are not prepared to take on that challenge. We see a huge gap that we can help fill and become the leader in this industry's evolution through existing businesses.

We have simplified our revenue streams. Our number priority is to add traction to our marketplace, so we plan to keep barriers to entry as low as possible. We will focus on a transaction fee charged to the logistics company. The basic service will be available at no additional subscription cost. We plan to add other subscription-based features and functionalities, but at this time, we aim to scale the number of users. In addition, we have strategic partnerships that have referral incentives attached to them. These incentives only work if both parties are invested in each other's success.

Here are some of the challenges we face:

- Shortage and decline of diesel mechanics
- Shortage of truck drivers
- The industry is reluctant to change
- Our marketplace caters to two separate verticals with very different regulations
- Demographic is older and slower to adapt to new technology
- Customers and businesses are small business owners with higher credit risk profiles
- Communication between service companies and drivers

We have not acquired any lines of credit. We do have a short-term debt on our balance sheet, including credit card issued through JP Morgan Chase Bank and bridge loan from a couple of our investors.

Contributions by principal shareholders:

The principal has contributed by investing in the company initially.

Deferring salaries for the past nine months.

Our company has high reliability in raising capital due to the nature of the startup and the industry we are in. Some other capital sources are additional investors who have shown interest, Large logistics customers who want to get the solution implemented and can fund our venture, and Further funding rounds, Seed and Series A.

We have decided to initiate a program to incentivize our customers. These incentives are directly related to what our customers are looking for and give them a reason to conduct their business through our platform. The crowdfunding campaign will help us create enough awareness through marketing, and incentivization will help us get customers on board. The remaining funds will be allocated to develop our customer service and operations. Below are examples of incentives to bring more customers to our platform:

- 20% discount credit for all repairs
- Factoring for repair shops
- Industry-specific giveaway in conjunction with our partners
- Diesel Laptops
- UTECH ELD devices

Other

- Ford Raptor
- Coolers
- Tumblers
- Caps
- T-shirts
- Other accessories

Additional Disclosures and unforeseen circumstances

- A sudden decrease in national logistics and transportation businesses' viability
- Increased inflation can cause a sudden drop in transportation activities, affecting our customers and business.
- There is a clear risk of competition and competition which can move and scale faster than our company can overcome our competitive advantage
  - However, we think that competition will increase our adoption and sales cycle timelines to shorten, and our growth will accelerate.
- We rely heavily on our channel partners, and their default or breach of the contract can affect us adversely.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$9,750	3%	$90,000
Marketing	23%	$74,750	23%	$690,000
Software Development	17%	$55,250	17%	$510,000
Operations	25%	$81,250	25%	$750,000
G&A	18%	$58,000	18%	$540,000
Debt Service	14%	$45,000	14%	$420,000
Total	100%	$324,000	100%	$3,000,000

Netshares Financials Services, LLC shall three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS
UNAUDITED CURRENT BALANCE SHEET

Tech Chain Software Inc

Balance Sheet

As of February 6, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHASE CHK-3693	4,389.98
SWNBK CHK-3771	245.24
Total Bank Accounts	**$4,635.22**
Accounts Receivable	
Accounts receivable (A/R)	7,775.70
Total Accounts Receivable	**$7,775.70**
Other Current Assets	
Prepaid expenses	17,000.00
Total Other Current Assets	**$17,000.00**
Total Current Assets	**$29,410.92**
Fixed Assets	
Improvements	0.00
RESQ TRX App	510,678.42
Total Improvements	**510,678.42**
Total Fixed Assets	**$510,678.42**
TOTAL ASSETS	**$540,089.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,035.00
Total Accounts Payable	**$1,035.00**
Credit Cards	
J. HIGHBERGER (6353) - 3	7,744.52
M. RAMIREZ (2376) - 3	-7,605.35
T. GHANCHI (3725) - 3	19,181.20
Total Credit Cards	**$19,320.37**
Other Current Liabilities	
Short-term business loans	95,809.00
Short-term loans from shareholders	53,289.50
Total Other Current Liabilities	**$149,098.50**
Total Current Liabilities	**$169,453.87**
Long-Term Liabilities	
Long-term business loans	722,600.00
Total Long-Term Liabilities	**$722,600.00**
Total Liabilities	**$892,053.87**

Tech Chain Software Inc

Balance Sheet

As of February 6, 2023

	TOTAL
Equity	
Opening balance equity	239.90
Retained Earnings	-351,692.73
Net Income	-511.70
Total Equity	**$ -351,964.53**
TOTAL LIABILITIES AND EQUITY	**$540,089.34**



Financial Statements and Report of Independent Certified Public Accountants

Tech Chain Software Corporation

December 31, 2021 (Balance Sheet Date)



Tech Chain Software Corporation
December 31, 2021
Notes to Annual Financial Statements

Tech Chain Software Corporation

McNamara and Associates, PLLC
Certified Public Accountants & Associates

To the Stockholders of
Tech Chain Software Corporation

Opinion

We have audited the accompanying financial statements of **Tech Chain Software Corporation** (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the period from December 10, 2021 to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of their operations and their cash flows for the period from December 10, 2021 to December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, for the years ended December 31, 2021 and 2020, the Company incurred net losses of $7,620. The net cash used in operating activities for the year ended December 31, 2021 was $7,014. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

P a g e | 1

McNamara and Associates, PLLC
Certified Public Accountants & Associates

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tampa, Florida
December 15, 2022

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

P a g e | 2

Tech Chain Software Corporation
Balance Sheet
December 31, 2021

ASSETS

Current Assets		
Cash	$	20,686
Prepaid Expense		17,000
Total Current Assets		37,686
TOTAL ASSETS	$	37,686

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts Payable	$	7,606
Total Current Liabilities		7,606
SAFE Agreements		37,500
TOTAL LIABILITIES		45,106
Stockholders' Deficit		
Common stock, $0.00001 par, 15,000,000 authorized, 12,000,000 issued and outstanding as of December 31, 2021		120
Additional paid in capital		80
Retained earnings		(7,620)
TOTAL STOCKHOLDERS' DEFICIT		(7,420)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	37,686

The accompanying notes are an integral part of this financial statement.

Tech Chain Software Corporation
Statement of Operations
For the period from December 10, 2021 to December 31, 2021

REVENUE
    Total revenue $ -

EXPENSES
    General & Administrative   14
    Legal fees   7,606

      Total operating expenses   7,620

    LOSS FROM OPERATIONS   (7,620)

OTHER INCOME (EXPENSES)   -

NET LOSS $ (7,620)

The accompanying notes are an integral part of this financial statement.

P a g e | 4

Tech Chain Software Corporation
Statement of Stockholders' Deficit
For the period from December 10, 2021 to December 31, 2021

| | Common Stock | | Additional Paid | Accumulated | |
	Shares	Amount	In Capital	Deficit	Total
December 10, 2021	-	$ -	$ -	$ -	$ -
Issuance of common stock	12,000,000	120	80	-	200
Net income (loss)		-	-	(7,620)	(7,620)
December 31, 2021	12,000,000	$ 120	$ 80	$ (7,620)	$ (7,420)

The accompanying notes are an integral part of this financial statement.

P a g e | 5

Tech Chain Software Corporation
Statement of Cash Flows
For the period from December 10, 2021 to December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,620)
Adjustments to reconcile net income (loss)		
to net cash used by operating activities:		
Increase (decrease) in cash resulting from changes in:		
Prepaid Expense		(17,000)
Accounts payable		7,606
Net cash used by operating activities		(17,014)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of SAFE Agreements		37,500
Proceeds from issuance of Common Stock		200
Net cash provided by financing activities		37,700
NET INCREASE IN CASH		20,686
Cash at beginning of year		-
Cash at end of year	$	20,686
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-



1. **Organization and Nature of Operations**

Tech Chain Software Corporation ("The Company") was incorporated on December 10, 2021 in the state of Delaware. The Company's headquarters is in Houston, Texas. The Company is developing a Platform as a Service (PaaS) software for the over the road trucking and repair industry.   The Company is in the ideation phase and planning the development of a mobile app. The company is striving to connect small business owners in the trucking industry to mobile mechanics across the country to expedite roadside repairs keeping products flowing through the supply chain.

2. **Summary of Significant Accounting Polices**

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2021, the Company had cash of $20,686 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 FDIC coverage limit.

Revenue Recognition

The Company has not generated any revenue yet.

Fixed Assets

The Company has not purchased any assets yet.   Development is in the initial infrastructure phase currently.

Use of Estimates

Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.


The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2021. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2021 tax year is open for examination for federal and state taxing authorities.

3. **Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the period ended December 31, 2021, the Company incurred net losses of $7,620. The net cash used in operating activities for the period ended December 31, 2021 was $17,014. These matters raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

4. **Prepaid Expenses**

As of December 31, 2021, the prepaid balance on our balance sheet reflects a prepaid retainer fee to Data ConnecXion to begin assembling the team for development of the platform.

5. **Equity Raise (SAFEs)**

The Company has started to raise money under a funding round in the form of a Simple Agreement for Future Equity (SAFE); which allowed an investor to make an upfront payment for the right to future preferred shares issued in the next equity financing round at a 30% discount for the first investors with a $6,000,000 Valuation Cap. Upon conversion, the board has agreed to the creation of the preferred share class of stock and these shareholders would have the same rights as all other shareholders. The key events that will cause conversion of these agreements into future equity include:

Qualified Financing: In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least $1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "Conversion Price") upon the occurrence of such Qualified Financing.

Cap Price = Valuation Cap ÷ Pre-Money Valuation Cap Denominator

Discount Price = Discount Rate * Qualified Financing Price Per Share



Liquidity Event: If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash- Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event: If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a liquidation or dissolution event.

As of December 31, 2021, the Company has raised $37,500 through these SAFE contracts, which are reflected as liabilities in the accompanying balance sheet.

6. **Stockholders' Deficit**

The Corporation is authorized to issue two classes of stock, which shall be designated common stock and preferred stock. The total number of shares of common of stock and preferred stock which the Corporation shall have authority to issue is 15,000,000 shares of Common Stock, $0.00001 par value per share ("Common Stock"). During the period ended December 31, 2021, the Company issued 12,000,000 common shares as founders shares. Those shares were reflected as $120 in common stock in the accompanying balance sheet.

Effective December 30, 2021, the Company approved the Equity Incentive Plan to permit the issuance of stock options, stock appreciation rights and restricted stock units. During the period ended December 31, 2021; no equity instruments were issued.

7. **Related Party Transactions**

The Company is using Data ConnecXion for development of the platform Data ConnecXion was founded by two of the founders of Tech Chain Software Corporation. The founders removed themselves from the operations of Data ConnecXion in January 2022 to focus 100% on the Company. Related party transactions during the period ended December 31, 2021 included a retainer payment of $17,000 reflected as prepaid expenses on the accompanying balance sheet.

8. **Commitments and Contingencies**

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such



assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

9. **Subsequent Events**

Subsequent events have been evaluated through December 15, 2022, which is the date the financial statements were available to be issued.

As of December 15, 2022 the following events have taken place. The Company entered the inaugural CodeLaunch Houston tech start up competition and took first prize in March. Winning that event has given us credibility and ongoing marketing through other CodeLaunch events.

The Company now has a working prototype that is available in the App Store. A pilot program of the platform is underway with both drivers and mechanics. The company is using a call center help facilitate onboarding of users as well as provide customer service.

The Company entered in to a short-term debt agreement as of June 2022 for $35,000. The terms of the unsecured promissory note include 14% interest rate with a lump sum payment due in full in May 27, 2023. There is no prepayment penalty.

Since January 1, 2022 the Company has raised a total of $655,000 in SAFE contracts. The terms include a 20% discount. In addition, the Company issued a $50,000 convertible note with 3% interest and 20% discount.

During 2022, The Company has issued 1,290,000 stock options under the Equity Incentive Plan to the early key employees.

PROJECTED FINANCIALS

Techchain P&L

	7/1/2022	8/1/2022	9/1/2022	10/1/2022	11/1/2022	12/1/2022	1/1/2023	2/1/2023	3/1/2023	4/1/2023
Direct Truck Growth Factor	1	1.20	1.20	1.25	1.25	1.25	1.25	1.25	1.25	1.25
Direct Truck Count Onboarded	12	14	17	22	27	34	42	53	66	82
Partner Trucks Growth Factor	1.00	1.20	1.20	1.20	1.20	1.20	1.20	2.00	2.00	2.00
Partner Truck Count Onboarded							50	100	200	400
Total Truck Count	12	14	17	22	27	34	92	153	266	482
Mechanic Growth Factor		1.10	1.10	1.10	1.10	1.10	1.10	1.10	1.50	1.50
Mechanic Network Count Onboarded	15	17	18	20	22	24	27	29	44	66
TRX Revenue										
Truck Subscription Revenue									$ 3,318	$ 7,648
Repair Revenue										$ 13,073
Transaction Revenue										$ 1,046
Mechanic Subscription Revenue										
Other Partner Revenue Share										
Implementation Revenue Trucking										
Implementation Revenue Mechanics										
Total TRX Income Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,318	$ 21,767
Revenue share with partners										
Mechanic Transfer										
Net Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,318	$ 21,767
Cost of Goods Sold										
Transaction Fees (4%)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 523
Cost of Consulting	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gros Profit	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,318	$ 21,244
Expenses										
Salaries	$ 7,200	$ 18,480	$ 21,480	$ 9,300	$ 18,600	$ 22,320	$ 26,784	$ 32,141	$ 38,569	$ 46,283
Advertising & Marketing	$ 200	$ 200	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 4,000	$ 20,000
Call Center			$ 500	$ 600	$ 720	$ 864	$ 1,037	$ 2,074	$ 4,147	$ 8,294
Other Dues & Subscriptions									$ 500	$ 1,000
Insurance	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 600
Legal & Professional Services		$ 5,000	$ 10,000						$ 1,000	$ 1,100
Membership Fee										$ -
Office Exps							$ 500	$ 500	$ 500	$ 550
Office Supplies							$ 500	$ 500	$ 500	$ 550
Offshore Exps (Rent & Utilities)							$ 2,500	$ 2,500	$ 2,500	$ 2,500
Other expenses related to scalre of operations							$ 300	$ 600	$ 1,200	$ 2,400
Recruiter Fee							$ 500	$ 625	$ 781	$ 977
Rent & Lease							$ 6,000	$ 6,000	$ 6,000	$ 6,000
Repairs & Maintenance										
Software Expense	$ 810	$ 972	$ 1,166	$ 1,458	$ 1,823	$ 2,278	$ 2,848	$ 3,560	$ 4,449	$ 5,562
Support and Maintenance										
Trade Shows				$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 2,000
Travel Expense	$ -	$ -	$ -	$ 900	$ 1,125	$ 1,406	$ 1,758	$ 2,197	$ 2,747	$ 3,433
Total Expenses	$ 8,510	$ 24,952	$ 37,446	$ 17,558	$ 27,568	$ 32,168	$ 48,026	$ 55,996	$ 68,193	$ 101,249
Net Operating Income	$ (8,510)	$ (24,952)	$ (37,446)	$ (17,558)	$ (27,568)	$ (32,168)	$ (48,026)	$ (55,996)	$ (64,875)	$ (80,005)
Other Expenses										
Depreciation		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Other Expenses		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Other Income		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Income		$ (24,952)	$ (37,446)	$ (17,558)	$ (27,568)	$ (32,168)	$ (48,026)	$ (55,996)	$ (64,875)	$ (80,005)
		Owner funding/Other investments			Crowdfunding					
Investment		$ 15,000	$ 15,000	$ 24,000	$ 350,000	$ 1,550,000	$ 800,000			
Accounts Payable					$ 132,000	$ 289,481				
Cash Flow	$ 13,000	$ 28,000	$ 5,554	$ 11,996	$ 202,428	$ 1,430,779	$ 2,182,752	$ 2,126,756	$ 2,061,881	$ 1,981,876

	5/1/2023	6/1/2023	7/1/2023	8/1/2023	9/1/2023	10/1/2023	11/1/2023	12/1/2023	FY 2024	FY 2025	FY 2026	FY 2027
Direct Truck Growth Factor	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	2.00	2.00	1.80	1.70
Direct Truck Count Onboarded	103	129	161	201	251	314	393	491	982	1,965	3,536	6,011
Partner Trucks Growth Factor	2.00	2.00	1.50	1.48	1.46	1.44	1.42	1.40	2.00	2.00	1.80	1.70
Partner Truck Count Onboarded	800	1,600	2,400	3,552	5,186	7,468	10,604	14,846	29,692	59,383	106,890	181,713
Total Truck Count	903	1,729	2,561	3,753	5,437	7,782	10,997	15,337	30,674	61,348	110,426	187,724
Mechanic Growth Factor	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	2.00	2.00	1.80	1.70
Mechanic Network Count Onboarded	99	148	222	333	499	749	1,124	1,686	3,371	6,742	12,136	20,632
TRX Revenue												
Truck Subscription Revenue	$ 16,060	$ 32,575	$ 49,219	$ 73,063	$ 106,748	$ 153,641	$ 217,941	$ 304,739	$ 7,337,743	$ 14,699,485	$ 26,478,274	$ 45,029,866
Repair Revenue	$ 24,471	$ 46,849	$ 69,401	$ 101,711	$ 147,353	$ 210,893	$ 298,021	$ 415,632	$ 9,975,161	$ 19,950,323	$ 35,910,581	$ 61,047,988
Transaction Revenue	$ 1,958	$ 3,748	$ 5,552	$ 8,137	$ 11,788	$ 16,871	$ 23,842	$ 33,251	$ 798,013	$ 1,596,026	$ 2,872,846	$ 4,883,839
Mechanic Subscription Revenue					$ 74,915	$ 112,373	$ 168,559	$ 252,839	$ 6,068,134	$ 12,136,268	$ 21,845,282	$ 37,136,979
Other Partner Revenue Share					$ 15,558	$ 22,403	$ 31,813	$ 44,538	$ 1,068,900	$ 2,137,801	$ 3,848,041	$ 6,541,670
Implementation Revenue Trucking			$ 42,682	$ 62,553	$ 90,623	$ 129,701	$ 183,285	$ 255,616	$ 6,134,786	$ 12,269,571	$ 22,085,228	$ 37,544,888
Implementation Revenue Mechanics			$ 11,099	$ 16,648	$ 24,972	$ 37,458	$ 56,186	$ 84,280	$ 2,022,711	$ 4,045,423	$ 7,281,761	$ 12,378,993
Total TRX Income Income	$ 42,489	$ 83,172	$ 177,953	$ 262,112	$ 471,956	$ 683,340	$ 979,646	$ 1,390,894	$ 33,405,448	$ 66,834,896	$ 120,322,013	$ 204,564,222
Revenue share with partners		$ 9,600	$ 14,400	$ 21,312	$ 31,116	$ 44,806	$ 63,625	$ 89,075	$ 2,137,801	$ 4,275,601	$ 7,696,082	$ 13,083,339
Mechanic Transfer		$ 46,849	$ 69,401	$ 101,711	$ 147,353	$ 210,893	$ 298,021	$ 415,632	$ 9,975,161	$ 19,950,323	$ 35,910,581	$ 61,047,988
Net Revenue	$ 42,489	$ 26,723	$ 94,152	$ 139,089	$ 293,488	$ 427,640	$ 618,001	$ 886,187	$ 21,292,486	$ 42,608,972	$ 76,715,350	$ 130,432,895
Cost of Goods Sold												
Transaction Fees (4%)	$ 979	$ 1,874	$ 2,776	$ 4,068	$ 5,894	$ 8,436	$ 11,921	$ 16,625	$ 399,006	$ 798,013	$ 1,436,423	$ 2,441,920
Cost of Consulting	$ -	$ -	$ 48,403	$ 71,281	$ 104,035	$ 150,443	$ 215,524	$ 305,906	$ 7,341,747	$ 14,683,494	$ 26,430,290	$ 44,931,493
Gros Profit	$ 41,510	$ 24,849	$ 42,973	$ 63,740	$ 183,559	$ 268,762	$ 390,556	$ 563,656	$ 13,551,732	$ 27,127,465	$ 48,848,637	$ 83,059,482
Expenses												
Salaries	$ 55,539	$ 66,647	$ 79,977	$ 95,972	$ 115,166	$ 138,200	$ 165,839	$ 199,007	$ 4,776,177	$ 9,552,353	$ 17,194,236	$ 29,230,201
Advertising & Marketing	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 58,698	$ 85,528	$ 123,600	$ 177,237	$ 2,129,249	$ 4,260,897	$ 3,835,767	$ 6,521,645
Call Center	$ 16,589	$ 33,178	$ 49,766	$ 73,654	$ 107,535	$ 154,851	$ 219,888	$ 307,843	$ 1,467,549	$ 2,204,923	$ 3,177,393	$ 4,502,987
Other Dues & Subscriptions	$ 2,000	$ 4,000	$ 6,000	$ 8,880	$ 12,965	$ 18,669	$ 26,510	$ 37,115	$ 890,750	$ 1,781,500	$ 3,206,701	$ 5,451,391
Insurance	$ 1,200	$ 2,400	$ 3,600	$ 5,328	$ 7,779	$ 11,202	$ 15,906	$ 22,269	$ 534,450	$ 1,068,900	$ 1,924,020	$ 3,270,835
Legal & Professional Services	$ 1,210	$ 1,331	$ 1,464	$ 1,611	$ 1,772	$ 1,949	$ 2,144	$ 2,358	$ 56,591	$ 113,181	$ 203,727	$ 346,335
Membership Fee	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Office Exps	$ 605	$ 666	$ 732	$ 805	$ 886	$ 974	$ 1,072	$ 1,179	$ 28,295	$ 56,591	$ 101,863	$ 173,168
Office Supplies	$ 605	$ 666	$ 732	$ 805	$ 886	$ 974	$ 1,072	$ 1,179	$ 28,295	$ 56,591	$ 101,863	$ 173,168
Offshore Exps (Rent & Utilities)	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 60,000	$ 120,000	$ 216,000	$ 367,200
Other expenses related to scalre of operations	$ 4,800	$ 9,600	$ 14,400	$ 21,312	$ 31,116	$ 44,806	$ 63,625	$ 89,075	$ 2,137,801	$ 4,275,601	$ 7,696,082	$ 13,083,339
Recruiter Fee	$ 1,221	$ 1,526	$ 1,907	$ 2,384	$ 2,980	$ 3,725	$ 4,657	$ 5,821	$ 139,698	$ 279,397	$ 502,914	$ 854,954
Rent & Lease	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 144,000	$ 288,000	$ 518,400	$ 881,280
Repairs & Maintenance												
Software Expense	$ 6,952	$ 8,690	$ 10,863	$ 13,579	$ 16,973	$ 21,217	$ 26,521	$ 33,151	$ 795,626	$ 1,591,252	$ 2,864,253	$ 4,869,231
Support and Maintenance												
Trade Shows	$ 2,400	$ 2,880	$ 3,456	$ 4,147	$ 4,977	$ 5,972	$ 7,166	$ 8,600	$ 206,391	$ 412,782	$ 743,008	$ 1,263,114
Travel Expense	$ 4,292	$ 5,364	$ 6,706	$ 8,382	$ 10,477	$ 13,097	$ 16,371	$ 20,464	$ 245,564	$ 491,127	$ 884,029	$ 1,502,849
Total Expenses	$ 125,913	$ 165,447	$ 208,103	$ 265,359	$ 380,709	$ 509,664	$ 682,871	$ 913,797	$ 13,640,435	$ 26,553,096	$ 43,170,258	$ 72,491,697
Net Operating Income	$ (84,403)	$ (140,599)	$ (165,130)	$ (201,619)	$ (197,150)	$ (240,902)	$ (292,315)	$ (350,142)	$ (88,703)	$ 574,368	$ 5,678,379	$ 10,567,785
Other Expenses												
Depreciation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Other Expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Other Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Income	$ (84,403)	$ (140,599)	$ (165,130)	$ (201,619)	$ (197,150)	$ (240,902)	$ (292,315)	$ (350,142)	$ (88,703)	$ 574,368	$ 5,678,379	$ 10,567,785
Investment												
Accounts Payable												
Cash Flow	$ 1,897,474	$ 1,756,875	$ 1,591,745	$ 1,390,125	$ 1,192,975	$ 952,073	$ 659,758	$ 309,616	$ 220,913	$ 795,282	$ 6,473,661	$ 17,041,446

Parameters			
Average Repair Cost	$ 542.00		
Average Breakdowns Per Year	2.00		
Monthly Breakdown	5%		Monthly Breakdown. Estimated at 1.2 per year to be conservative
Transaction Fee	8%		Fees paid to cover transation and margin
Transaction Fees (Stripe)	4%		Average % of fees paid to Stripe
Average Subscription Cost	$ 20.00		
Subscription Cost Mechanics	$ 150.00		
Number of free subscription	100.00		
Factoring Partnership no. of applications	$ 200.00		
Factoring Customers % of current customers	5%		
Other Partner Revenue	$ 30.00		
Other Partner Conversion %	10%		
Revenue Share with Partners	30%		
Implementation Cost	90%		
Implementation Revenue	$ 5,000.00		
Number of Mechani shops per account for implementation	20.00	20%	
Insurance Subsidized	50%		
Number of Trucks per implmentation	60.00	20%	

EXHIBIT B: SUBSCRIPTION PROCESS

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

TECH CHAIN SOFTWARE CORPORATION
12301 Katy Fwy, Suite 1425
Houston, TX 77079

Ladies and Gentlemen:

The undersigned understands that Tech Chain Software Corporation, a corporation organized under the laws of Delaware (the "**Company**"), is offering up to Two Million Five Hundred Thousand (2,500,000) shares of the Company's common stock (the "**Securities**") in a Regulation Crowdfunding offering for a purchase price of One Dollar and Twenty Cents ($1.20) per Security. This offering is made pursuant to the Form C (the "**Form C**"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding under the Securities Act ("**Regulation Crowdfunding**") and without registration of the Securities under the Securities Act (this "**Offering**"). The Company is offering the Securities to prospective investors through the Netshares Financial Services, LLC crowdfunding portal (the "**Portal**"). The minimum amount or target amount to be raised in the Offering is Three Hundred Twenty-Four Thousand Dollars ($324,000) (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is Three Million Dollars ($3,000,000).

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in <u>Section 5</u> hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**"). No investor may subscribe for Securities in the Offering after the offering campaign deadline (the "**Offering Deadline**") as specified in the offering circular, which is included with the Form C, and on the Portal's website.

2.   **Acceptance of Subscription and Issuance of Securities**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   **The Closing**.

a.   Closing. Subject to Section 3(b), the closing of the purchase and sale of the Securities (the "**Closing**") shall take place at such time and place as the Company may designate by notice to the undersigned. Once the conditions to closing have been met, the Company may hold additional Closings.

b.   Closing Conditions. In addition to any other conditions to closing contained herein, the Closing is conditioned upon satisfaction of all the following conditions:

i.   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount; and

ii.   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent established with the Portal (the "**Escrow Agent**") in cleared funds and is accepting subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount.

4.   **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   **Payment for Securities**. Payment for the Securities shall be received by the Escrow Agent from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the "**Purchase Price**"). Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice or evidence of the digital entry of the number of the Securities owned by the undersigned or a custodian holding for the undersigned as beneficial owner reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

6.   **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants that:

a. The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

c. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d. Assuming the accuracy of the undersigned's representations and warranties set forth in Section 7 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. **Representations and Warranties of the Undersigned**. The undersigned hereby represents and warrants to and covenants with the Company that:

a. General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

   ii. The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

   iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b. <u>Information Concerning the Company</u>.

   i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

   ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities, including a complete loss of the investment; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

   iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the closing of undersigned's investment, to cancel the purchase and get a full refund.

c. <u>No Guaranty</u>. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d. <u>Status of Undersigned</u>. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e. <u>Restrictions on Transfer or Sale of Securities</u>.

   i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

   ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

   iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f. <u>Uncertificated Shares</u>. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the Securities and consents and agrees to the issuance of uncertificated shares.

g. <u>HIGH RISK INVESTMENT</u>. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8. **Conditions to Obligations of the Undersigned and the Company**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in <u>Section 6</u> hereof and of the undersigned contained in <u>Section 7</u> being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. **Future Offerings under Regulation A of the Securities Act**. In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the Company's Board of Directors (the "**Company Board**"), in its sole discretion, determines to be the economic equivalent of the Securities ("**Equivalent Securities**") under Regulation A of the Securities Act, the undersigned agrees that, at the sole discretion of the Company Board, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Company Board.

10. **Revisions to Manner of Holding**. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act, and to take any and all actions determined

by the Company Board in good faith to be advisable to transfer any Securities held by the undersigned into a special- purpose vehicle or other entity designed to aggregate the interests of holders of Securities. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the Company Board.

11. **Non-Voting Securities; Grant of Voting Proxy**. The undersigned acknowledges that the Securities being acquired have no voting rights by virtue of the proxy being granted pursuant to this Section 11 and that major corporate actions may be taken without the vote or consent of the undersigned. The undersigned hereby appoints the Chief Executive Officer of the Company (the "**CEO**"), or his or her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the undersigned, to (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to this Section 11 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding the Securities. However, the proxy granted under this Section 11 will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock of the Company.

12. **SPV Reorganization**. The undersigned hereby agrees to take any and all actions determined by the Company Board in good faith to be advisable to reorganize this instrument and any Securities issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Securities.

13. **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

14. **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

15. **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

16. **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17.   **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Texas which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

18.   **Governing Law**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

19.   **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

20.   **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

21.   **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

22.   **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23.   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24.   **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

25.   **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]:

Number of Shares: [SHARES]
Aggregate Purchase Price: [$ Amount]

PURCHSER (if an individual):

By: _____
    [NAME], an individual

PURCHSER (if an entity):

[LEGAL NAME OF ENTITY]
[STATE/COUNTRY OF DOMICILE OR FORMATION]

By: _____
    Name: [NAME]
    Title: [TITLE]

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [NUMBER OF SHARES] of Securities for an aggregate purchase price of [INVESTMENT AMOUNT].

COMPANY:
TECH CHAIN SOFTWARE CORPORATION,
a Delaware corporation

By: _____
    Name: Telha Ghanchi
    Title: Chief Executive Officer

EXHIBIT C: BYLAWS

BYLAWS OF

TECH CHAIN SOFTWARE CORPORATION

Adopted _____, 2021

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 *Place of Meetings*. Meetings of stockholders of Tech Chain Software Corporation (the "*Company*") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "*Board*"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "*DGCL*"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2 *Annual Meeting*. An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided* that (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3 *Special Meeting*. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this **section 1.3** shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 *Notice of Stockholders' Meetings*. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

1.5 *Quorum*. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in **section 1.6**, until a quorum is present or represented.

1.6 *Adjourned Meeting; Notice*. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and **section 1.10** of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

1.7 *Conduct of Business*. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

1.8 *Voting*. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of **section 1.10** of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in **section 7.2** of these bylaws), *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 ***Stockholder Action by Written Consent Without a Meeting***. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in **section 7.2**) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, *provided* that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10 *Record Date for Stockholder Notice; Voting; Giving Consents*. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 1.10 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.11 *Proxies*. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12 *List of Stockholders Entitled to Vote*. The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; *provided, however,* if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1 *Powers*. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 *Number of Directors*. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3 *Election, Qualification and Term of Office of Directors*. Except as provided in **section 2.4** of these bylaws, and subject to **sections 1.2** and **1.9** of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4 *Resignation and Vacancies*. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation that is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5   *Place of Meetings; Meetings by Telephone*. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6   *Conduct of Business*. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 *Regular Meetings*. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 *Special Meetings; Notice*. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

        (i)   delivered personally by hand, by courier or by telephone;

        (ii)   sent by United States first-class mail, postage prepaid;

        (iii)   sent by facsimile; or

        (iv)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9 *Quorum; Voting*. At all meetings of the Board, a majority of the total number of directors duly elected and serving shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of the directors.

2.10 *Board Action by Written Consent Without a Meeting*. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 *Fees and Compensation of Directors.* Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 *Removal of Directors.* Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1 *Committees of Directors.* The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 *Committee Minutes.* Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 *Meetings and Actions of Committees.* Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

       (i)   **section 2.5** (Place of Meetings; Meetings by Telephone);

       (ii)   **section 2.7** (Regular Meetings);

       (iii)   **section 2.8** (Special Meetings; Notice);

       (iv)   **section 2.9** (Quorum; Voting);

       (v)   **section 2.10** (Board Action by Written Consent Without a Meeting); and

       (vi)   **section 7.5** (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. *However*:

(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the Board; and

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 *Subcommittees*. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 *Officers*. The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 *Appointment of Officers*. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of **section 4.3** of these bylaws.

4.3 *Subordinate Officers*. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 *Removal and Resignation of Officers*. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5   *Vacancies in Offices*. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **section 4.3**.

4.6   *Representation of Shares of Other Corporations*. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7   *Authority and Duties of Officers*. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1   *Indemnification of Directors and Officers in Third Party Proceedings*. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2   *Indemnification of Directors and Officers in Actions by or in the Right of the Company*. Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

5.3 *Successful Defense*. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in **section 5.1** or **section 5.2**, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

5.4 *Indemnification of Others*. Subject to the other provisions of this **Article V**, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 *Advanced Payment of Expenses*. Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this **Article V** or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws.

5.6 *Limitation on Indemnification*. Subject to the requirements in **section 5.3** and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this **Article V** in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "*Sarbanes-Oxley Act*"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under **section 5.7** or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law.

5.7   *Determination; Claim*. If a claim for indemnification or advancement of expenses under this **Article V** is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this **Article V**, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8   *Non-Exclusivity of Rights*. The indemnification and advancement of expenses provided by, or granted pursuant to, this **Article V** shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9   *Insurance*. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10   *Survival*. The rights to indemnification and advancement of expenses conferred by this **Article V** shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11   *Effect of Repeal or Modification*. Any amendment, alteration or repeal of this **Article V** shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

5.12   *Certain Definitions*. For purposes of this **Article V**, references to the "*Company*" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this **Article V** with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this **Article V**, references to "*other enterprises*" shall include employee benefit plans; references to "*fines*" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "***serving at the request of the Company***" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "***not opposed to the best interests of the Company***" as referred to in this **Article V**.

ARTICLE VI — STOCK

6.1   ***Stock Certificates; Partly Paid Shares***. The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by two authorized officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be facsimile or electronic signatures, and the certificates themselves may be electronic. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2   ***Special Designation on Certificates***. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this **section 6.2** or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this **section 6.2** a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   *Lost Certificates*. Except as provided in this **section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   *Dividends*. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5   *Stock Transfer Agreements*. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6   *Registered Stockholders*. The Company:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7   *Transfers*. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1   *Notice of Stockholder Meetings*. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2 *Notice by Electronic Transmission*. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i)   the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii)   such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "*electronic transmission*" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 *Notice to Stockholders Sharing an Address*. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the

Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4   *Notice to Person with Whom Communication is Unlawful*.   Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5   *Waiver of Notice*.   Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1   *Fiscal Year*.   The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2   *Seal*.   The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3   *Annual Report*.   The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4   *Construction; Definitions*.   Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "*person*" includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "TECH CHAIN SOFTWARE CORPORATION", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF DECEMBER, A.D. 2022, AT 9:30 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



6465694 8100

SR# 20224413535

Authentication: 205226604

Date: 12-30-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Tech Chain Software Corporation

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

> This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 100,000,000 with par value of $0.00001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of December, 2022.

By: ______________________
Authorized Officer

Title: Telha Ghanchi

Name: Chief Executive Officer
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:30 AM 12/30/2022
FILED 09:30 AM 12/30/2022
SR 20224413535 - File Number 6465694

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "TECH CHAIN

SOFTWARE CORPORATION", FILED IN THIS OFFICE ON THE TENTH DAY OF

DECEMBER, A.D. 2021, AT 5:02 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6465694 8100
SR# 20214057001

Authentication: 205001909
Date: 12-16-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:02 PM 12/10/2021
FILED 05:02 PM 12/10/2021
SR 20214057001 - File Number 6465694

CERTIFICATE OF INCORPORATION OF

TECH CHAIN SOFTWARE CORPORATION

ARTICLE I

The name of the corporation is Tech Chain Software Corporation (the "**Company**").

ARTICLE II

The address of the Company's registered office in the State of Delaware is Cogency Global Inc., 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware 19904. The name of the registered agent at such address is Cogency Global Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or as may hereafter be amended from time to time (the "**DGCL**").

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 15,000,000 with par value of $0.00001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Telha Ghanchi
6206 Townsgate Cir
Katy, TX 77450

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Except as provided in **Article VIII** above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X

The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company's stockholders, (c) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or this Company's Certificate of Incorporation or bylaws or (d) any action asserting a claim against the Company governed by the internal affairs doctrine.

*　　*　　*

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on December 10, 2021.

/s/ Telha Ghanchi
Telha Ghanchi, Incorporator

EXHIBIT E: COMPETITORS MATRIX

Competitor Name	Jrop Website	DC Book Company Website	NTTS Breakdown Website
Free for mechanics?		x	x
Free to truck drivers?	x	x	x
Mobile app	x	x	
Revenue model	Fee on transaction	Advertisement Sponsorships	Advertisement Sponsorships
Listing vs full service	Full Service	Listing	Listing
New in the market?	x		
Own Assets			
Financing			
Direct / Indirect	Direct	Indirect	Indirect
Established			





EXHIBIT F: FORWARD BUSINESS PLAN

ResQ TRX
We've got your back


Have you seen one of these on the road?
ResQ TRX
Did you know they drive 250 Billion+ miles every year to keep the country running?
Did you know there are 3.97 Million of these trucks in the USA?
And **everything you see around you was delivered on these trucks**. From the screws in the building structure you are in, to the food and tech you need every day.

CLASS 8 TRUCK MARKET



ResQ TRX



97%

Small Business Owners < 20 Trucks

~4M Tractor Trailers in the US

250 Billion miles driven every year

Majority are used trucks with high mileage

- $728 Billion
  Revenue Generated From Trucking Industry
- > 72%
  Goods Moved Across USA by Trucking Industry
- 8 Million
  Jobs Generated for Drivers and Mechanics



https://www.truckinginfo.com/10150350/2021-hdt-fact-book-maintenance-costs-expected-to-rise#:~:text=Repair%20and%20maintenance%20costs%20remained,average%2C%20according%20to%20ATRI%27s%20report.

Data based on American Trucking Association, national and federal records

THE PROBLEM



250 Billion miles driven every year

Trucks tend to have more over the road issues than regular cars



Repercussions of unplanned downtime

1. Loss of revenue
2. Higher credit risk
3. Customer attrition
4. Higher repair cost up to 4x over the road
5. Snowball supply chain delays



OUR CORE VALUE

 ResQ TRX

TRX is a platform that helps logistics companies reduce unplanned downtime and revenue loss

Our company's mission is to assist the supply chain by reducing delays and mitigating risks.



HOW TRX HELPS?


ResQ TRX

TRX Platform

1. Simplifies the repair process
2. Shortens the overall time to repair
3. Reduces delays in deliveries and overall supply chain
4. Brings transparency to repair rates and charges

Repercussions of unplanned downtime

- Loss of revenue
- Higher credit risk
- Customer attrition
- Higher repair cost up to 4x over the road
- Supply chain delays


Use TRX App
OR
Call
1-833-RESQ-TRX



OUR TEAM





Telha Ghanchi
CEO/Founder

Logistics Company Owner
Serial Entrepreneur
Tech Consultant
Rice EMBA



Mery Ramirez
COO/Co-Founder

Solution Architect
Team Lead / Developer
Strategic Tech Consultant
AWS Community Builder



Shahzad Malik
VP Ops/Co-Founder

Building and Running
Large Teams
Solutions Architect
Infrastructure
Fortune 500 & Startups



William (BJ) Cummings
CRO

Entrepreneurial Leader (18+ years)
Customer Success
Business Development
Product Development



Jack Highberger
VP of Strategy

Enterprise Sales & Strategic Marketing
Energy, Maritime, Transportation, and
Technical Sales
Rice EMBA



Tim Schmitt
CFO

Startups Finance &
Accounting
Energy & Insurance
Rice EMBA



Why do we think we can do this?

- Telha and his brother have owned and operated a trucking business since 2012; growing from 7 trucks to 30 trucks in the last two years.

- We have known each other on average for 10+ years.

- Mery, Telha and BJ have worked together since 2009.

- Shahzad and Mery have built enterprise software and data solutions for large and medium-sized companies.

- BJ has owned and been an executive on 2 exit events

- We understand our customers and the industry.

COMPETITION


ResQ TRX

Competition Analysis		Fyx Fleet (Trac Intermodal)	ARI Fleet (Holman)	Interstate (COX)	NTTS & Trucking SE
Complete payment functionality	✓	✓	✓	✓	
Focused on small businesses	✓				✓
Open market place	✓				✓
Transparent dispatching and billing	✓		✓	✓	
Fully automated app based experience	✓	✓			
Roadside repair financing	✓	✓	✓	✓	
Completely asset free SaaS solution	✓				✓
Integration with TMS and ERP software	✓		✓	✓	
Complete scalable end to end customer service	✓	✓	✓	✓	

GO TO MARKET

 ResQ TRX

- SEO
- Google Ad words
- Social Media
- Incentivization
  - Customer Referral
  - Introductory Transaction Discount Credits
  - Partner Referral
  - Giveaways
- Influencers

Monthly subscription per truck

$2.2m ARR

By end of 2023

Multiple avenues of revenue after market infiltration

BUSINESS MODEL

 ResQ TRX

1. **Partnerships**
   a. Profit-sharing with invoice factoring banking partners (Contract in place)
   b. Recurring incentive for multiple partner avenues

2. **Transaction fees**
   a. Fees and markup on services like towing and other roadside assistance

3. **Lending**
   a. Our next phase is to lend for repairs to continue delivering on our core value to reduce delays by getting truckers up and running faster.

Monthly subscription per truck

$2.2m ARR

By end of 2023

Multiple avenues of revenue after market traction

WHERE ARE WE NOW?



- We have the traction
- We are LIVE on both Apple and Google
  → Multiple points of interest
  → Over 35,000 mechanics in our database
  → Major Industry partners like
    - Diesel Laptops
    - UTECH Devices
    - Truckstop.com
    - Women in Trucking

We are looking to:

- Build better support to cater to our customers and partners
- Expand our marketing to extend our benefit to more customers
- Provide additional benefits to the industry and its people

WHERE ARE WE HEADED?



OUR ROADMAP



Phase I

Launch

Product Launch
Gain Traction
Build strategic partnership
Focus on Customers

Phase II

Enhance

Complete remote diagnosis
Add Lending
Increase Sales and Marketing
Improve Customer Retention

Phase III

Scale

Scale team
Invest in growth
Stay customer-centric
Innovate labor shortage

Phase IV

Vision

Add AR features
Enhance User Experience
Collaborative market place


ResQ TRX
ResQ
Trust
Reliability
Xcellence
1-833-RESQ-TRX
INFO@TECHCHAIN.AI